                            THE NAHDREE GROUP, LTD.

                    FORMERLY KNOWN AS THE HE-RO GROUP, LTD.

                               530 SEVENTH AVENUE
                            NEW YORK, NEW YORK 10018

                             INFORMATION STATEMENT

                                 JUNE 15, 1998

     CHANGE IN MAJORITY OF DIRECTORS. This Information Statement is being provided to holders of the Common Stock, par value $.01 per share ("Common Stock"), of The Nahdree Group, Ltd. (formerly known as "The He-Ro Group, Ltd."), and its subsidiaries (the "Company"), pursuant to Rule 14f-1 of the Securities Exchange Act of 1934 (the "Act") in connection with the designation of new directors of the Company constituting a majority of such directors. The new directors are expected to take office on or after June 26, 1998. At the date hereof, 11,995,230 shares of Common Stock, the only voting securities of the Company, are outstanding.

     CHANGE OF CONTROL. On December 24, 1997, the Company acquired (the "Acquisition") from Mr. Hong J. Han, President of Nah Nah Collection, Inc. ("Nah Nah"), all the outstanding stock of Nah Nah in exchange for 5,277,905 newly-issued shares of Common Stock (44% of the outstanding shares). In the Acquisition, Mr. Han also received from Ms. Della Rounick, then the largest stockholder of the Company, an irrevocable, three-year proxy (subject to extension for another three years) to vote Ms. Rounick's 4,430,748 shares (36.9%) of Common Stock, giving Mr. Han the power to vote 80.9% of the shares of stock of registrant while the proxy is in effect. As a result, Mr. Han may be deemed to have gained control of registrant.

     NEW DIRECTORS. The Company currently has two directors: Hong J. Han, who was appointed at the time of the Acquisition, and Della Rounick. Ms. Rounick proposes to resign and be replaced by her designee, Matthew A. Berdon. In addition, three other directors have been designated by Mr. Han: Sue Kim, Howard
D. Bader and Michael A. Nussbaum. Each of the new directors will be designated by the existing directors pursuant to an agreement between the parties to the Acquisition.

     Directors hold office until their successors have been elected and qualified at an annual meeting of the stockholders. During the fiscal year ending May 31, 1999, directors who are not full-time employees of the Company will receive a fee of $1,000 for each meeting of the Board or committee thereof which such director attends but will not receive any additional compensation.

            DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES.

     The following table sets forth the name, age, position and period in office(1) of the directors, nominees for directors, executive officers and significant employees of the Company, after the Acquisition:

                                                                                             IN OFFICE
NAME                                 AGE                      POSITION                         SINCE
----                                 ---                      --------                       ---------
Hong J. Han(2).....................  45     President, Chief Executive Officer, Chairman       1988
                                            of the Board
Della Rounick......................  52     Director                                           1994
Sue Kim............................  43     Director Nominee, Chief Operating Officer          1990
Matthew A. Berdon..................  78     Director Nominee                                   1998
Michael A. Nussbaum................  50     Director Nominee                                   1998
Howard D. Bader....................  49     Director Nominee                                   1998
Chris Han(2).......................  35     Chief Financial Officer, Secretary, Treasurer      1995
Victor Costa.......................  62     Designer                                           1995
David Minka........................  46     Designer                                           1987
Chrystine Forti....................  47     Designer                                           1988
Heather Wright.....................  44     Designer                                           1988

---------------
(1) Includes period of employment with either The He-Ro Group, Ltd. or Nah Nah Collection, Inc. prior to the Acquisition.

(2) Hong J. Han and Chris Han are brothers.

          BACKGROUND OF DIRECTORS, OFFICERS AND SIGNIFICANT EMPLOYEES

     Hong J. Han Mr. Han has been President, Chief Executive Officer and Chairman of the Board of the Company since December of 1997. Previously, he founded Nah Nah in 1988 and was its President, Chief Executive Officer and Chairman of the Board.

     Della Rounick Ms. Rounick has been a director of the Company since January of 1994, and has been a Chairman, Co-Chairman and Chief Executive Officer of the Company at various times from June 1995 until October 1997. Prior thereto, Ms. Rounick was director of design coordination for the Company as well as a designer for the Company's Niteline and D'Ore lines.

     Sue Kim Ms. Kim has been the Chief Operating Officer of the Company since December 1997, and was previously Controller of Nah Nah from 1992 through 1997.

     Matthew A. Berdon Mr. Berdon has been the chairman of the New York operations of Urback Kahn & Werlin PC, Certified Public Accountants since January 1998, before which he was the senior partner in the accounting firm of Ferro, Berdon & Company, LLP since 1945. Mr. Berdon is also a director of Barnes and Noble, Inc. He was formerly a director of the Company from September 1991 until January 1994.

     Michael A. Nussbaum  Mr. Nussbaum has been Publisher of News
Communications, Inc. ("NCI"), and President of Multi-Media Advertising, a division of NCI, since 1990. He has also been President of Intervest Inc., a media consulting company, since 1996.

     Howard D. Bader Mr. Bader is a principal of the law firm of Ballon Stoll Bader & Nadler, P.C., which firm has acted as general counsel to the Company since March 1998.

     Chris Han Mr. Han is a certified public accountant and was chief financial officer for Nah Nah since May 1995. Prior thereto, Mr. Han was President of New York Original, Inc. from May 1994 through May 1995 and served as Audit Manager for Song, Shin, Chung & CPA's from May 1993 through May 1994.

     Victor Costa Mr. Costa is the designer of the Company's "Victor Costa by Nahdree" collection of after-five wear and social occasion wear. Prior to the Acquisition, he was a designer with Nah Nah since June 1995. Prior thereto, Mr. Costa operated his own business under the name "Victor Costa".

     David Minka Mr. Minka has been the designer of the Company's "Black Tie" collection of social occasion wear and mother-of-the-bride wear since February 1987.

     Chrystine Forti Ms. Forti has been the designer of the Company's "Niteline" collection of social occasion wear since August 1988.

     Heather Wright Ms. Wright is the designer of the Company's "Nah Nah" collection of social occasion wear and mother-of-the-bride wear. Between 1993 and 1998, Ms. Wright was employed as a designer with various companies including Jeffrey and Dara, John Roberts and K.C. Spencer, Regina Kravitz and Kathryn Dianos.

     MEETINGS AND COMMITTEES. The Board held three meetings during the fiscal year ended May 31, 1998, each of which was attended by all of the directors then in office. The Board does not have a standing audit, nominating or compensation committee, or any committee performing similar functions.

                             PRINCIPAL STOCKHOLDERS

     Principle Stockholders. The following table sets forth, as of the date hereof, certain information regarding the number and percentage of shares of Common Stock beneficially owned by (i) each named executive officer and director, (ii) each person known by the Company to own more than five percent of the Common Stock, and (iii) all officers and directors as a group:

                                                                            AMOUNT AND
                                                                            NATURE OF
                                                                            BENEFICIAL    PERCENT
        NAME AND ADDRESS OF BENEFICIAL OWNER               POSITION         OWNERSHIP     OF CLASS
        ------------------------------------          ------------------    ----------    --------
Hong J. Han(1)......................................  Chief Executive       9,708,653       80.9%
The Nahdree Group, Ltd.                               Officer & Director
530 Seventh Ave.
New York, NY 10018..................................
Della Rounick.......................................  Director              4,430,748       36.9%
The Nahdree Group, Ltd.
530 Seventh Ave.
New York, NY 10018..................................
Officers and Directors as a group...................                        9,708,653       80.9%

---------------
(1) Under the federal securities laws, Mr. Hong J. Han is deemed to be the beneficial owner of the 4,430,748 shares owned by Ms. Della Rounick because of the irrevocable proxy he holds to vote such shares. The proxy is for a period of three years, and continues thereafter for up to another three years or until Han sooner owns beneficially at least 55% of the outstanding Common Stock, including currently exercisable options and warrants.

                           SUMMARY COMPENSATION TABLE
                        (INCLUDES INFORMATION RELATED TO
                     COMPENSATION PRIOR TO THE ACQUISITION)

     EXECUTIVE COMPENSATION. The following table sets forth the compensation paid by the Company and its subsidiaries during the fiscal years ended 1996, 1997 and 1998 to the Company's Chief Executive Officer and the named executive officer.

                                      ANNUAL COMPENSATION
                                      --------------------                    LONG TERM COMPENSATION
                                                              OTHER     ----------------------------------    OTHER
                                                             ANNUAL     RESTRICTED   SECURITIES              ANNUAL
                                                             COMPEN-      STOCK      UNDERLYING     LTIP     COMPEN-
NAME AND PRINCIPAL POSITION     YEAR   SALARY      BONUS     SATION       AWARDS     OPTIONS(#)    PAYOUTS   SATION
---------------------------     ----  ---------   --------   -------    ----------   ----------    -------   -------
Hong J. Han...................  1998  $489,000    $40,000        --         --             --        --        (1)
  CEO, President and            1997   428,000         --        --         --             --        --        --
  Chairman of the Board         1996   503,500         --        --         --             --        --        --
Della Rounick(2)..............  1998  $ 93,077         --        --         --             --        --        --
  CEO and Chairman              1997   220,000         --        --         --             --        --        --
  of the Board                  1996   220,000         --        --         --             --        --        --
Sam D. Kaplan(3)..............  1998  $118,346         --        --         --             --        --        --
  CEO, Co-Chairman              1997   170,000         --        --         --             --        --        --
  of the Board, and CFO         1996   161,346         --        --         --         25,000(4)     --        --
Mitchell Simbal(5)............  1998  $ 13,846    $15,000        --         --             --        --        --
  CEO, Vice President of        1997   130,836     15,000    $20,004(6)     --             --        --        --
    Retail                      1996   140,000     18,000    10,002(6)      --         20,000(7)     --        --
Sue Kim.......................  1998  $158,000    $20,000        --         --             --        --        --
  Chief Operating Officer       1997    64,800         --        --         --             --        --        --
                                1996    55,000         --        --         --             --        --        --

---------------
(1) N.N.C.S., Inc., a company wholly-owned by Mr. Han, accrued $91,444 in royalties during fiscal 1998, as described in the Certain Relationships and Related Transaction Section herein.

(2) Ms. Rounick resigned from her position as CEO and Chairman of the Board of the Company in October of 1997.

(3) Mr. Kaplan resigned from his position as Acting CEO and Co-Chairman of the Board on December 24, 1997 and as CFO on January 30, 1998.

(4) Represents options to purchase 13,000 shares of Common Stock previously granted which were repriced during fiscal 1996, and a grant of options to purchase 12,000 shares of Common Stock granted during fiscal 1996. All such options have expired.

(5) Mr. Simbal resigned from his position as CEO and Vice President of Retail on July 11, 1997.

(6) Represents expense allowance for car and travel.

(7) Represents options to purchase 5,000 shares of Common Stock previously granted which were repriced during fiscal 1996, and options to purchase 15,000 shares of Common Stock granted during fiscal 1996. All such options have expired.

                COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURNS

     COMPARATIVE PERFORMANCE. Assuming dividend reinvestment, the following graph depicts (i) the cumulative total stockholder return to stockholders of the Company; (ii) The Total Return Index for the Nasdaq Stock Market (US Companies) compiled by the Center for Research in Security Prices ("CRSP") and (iii) The Total Returns Index for Women's, Misses' and Juniors' Outerwear Companies compiled by CRSP.

                 PERFORMANCE GRAPH FOR THE NAHDREE GROUP, LTD.

                                                                              'NASDAQ STOCKS
                                                                              (SIC 2330-2339
                                                                                    US
                                                          NASDAQ STOCK      COMPANIES)|WOMAN'S,
        MEASUREMENT PERIOD            'THE NAHDREE         MARKET (US          MISSES', AND
      (FISCAL YEAR COVERED)           GROUP, LTD.'         COMPANIES)       JUNIORS' OUTERWEAR'
5/28/93(1)                                  100                  100                  100
                                             95               100.46              112.441
                                             95               100.58                106.6
                                           47.5              105.777              127.491
                                           57.5              108.928              144.013
                                           47.5              111.376              142.087
                                           42.5              108.056               145.27
                                           37.5              111.069              137.369
                                             40              114.441               126.77
                                             35              113.372              138.079
                                             30                106.4              146.677
                                             25              105.019              146.407
5/31/94                                    27.5              105.275              125.869
                                             25              101.424              132.572
                                           22.5              103.505              137.563
                                           22.5              110.104              155.936
                                           27.5              109.822              140.628
                                           32.5               111.98              102.869
                                           27.5              108.266              104.706
                                           27.5              108.569              107.659
                                           27.5              109.178               92.946
                                          26.25              114.951               89.009
                                           17.5               118.36               88.493
                                          18.75              122.087               61.295
5/31/95                                    17.5              125.237               52.676
                                          16.25              135.386               57.418
                                           17.5              145.338               58.586
                                          18.75              148.285               54.683
                                           17.5              151.695                50.62
                                             15              150.825               45.473
                                             10              154.367               37.758
                                          8.125              153.544               35.858
                                          6.875              154.301                36.18
                                           8.75              160.173               38.116
                                             10              160.705                38.74
                                             15              174.037               35.262
5/31/96                                      35              182.028               38.213
                                           27.5              173.823               35.822
                                          23.75              158.345               37.224
                                             20              167.217               35.178
                                          18.75              180.007               33.317
                                          16.25              178.019               29.761
                                             15              189.023               30.097
                                          13.75              188.853               28.083
                                             20              202.275               34.277
                                           27.5              191.093                33.47
                                             25              178.618               28.233
                                           17.5              184.202               25.332
5/30/97                                    22.5              205.085               28.339
                                          18.75               211.36               29.585
                                            7.5              233.669               33.947
                                              5              233.314               34.371
                                          8.125              247.119                39.61
                                              8              234.319               39.916
                                              4              235.493               40.496
                                              9              231.795               41.231
                                            5.4              239.084               35.856
                                            2.4              261.473               41.307
                                            3.2              271.103               38.608
                                            6.4              275.703               45.554
5/29/98                                     6.6                  N/A(2)               N/A(3)
_______________

(1) Monthly indexes derived from compounded daily returns that include all dividends. Indexes were reweighted daily, using the market capitalization of the previous trading day. The index level for all series was set to $100.00 on 5/28/93. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.

(2) Data for Nasdaq Market Index unavailable from CRSP after 4/30/98.

(3) Data for SIC Industry Index unavailable from CRSP after 4/30/98.

     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.  In December 1997, Mr. Hong
J. Han, the Chief Executive Officer and a director of the Company acquired beneficial ownership of 80.9% of the Common Stock of the Company (see "Change in Control" above). In December 1997, Mr. Han also acquired (i) from Ms. Rounick, a director, subordinated indebtedness of the Company, to the Estate of Herbert Rounick (of which Ms. Rounick is executrix) in the amount of $5,660,801 bearing interest at 9.278% (Ms. Rounick retained $1,000,000 of such subordinated indebtedness), and (ii) from a bank group (for whom Marine Midland Bank, N. A. was agent) subordinated indebtedness of the Company, as well as all the collateral therefore, in the amount of $2,750,000 bearing interest at 2% above the prime rate.

     The Company's "Nahdree" trademark (the "Trademark"), was owned by Nah Nah, a New York corporation then wholly-owned by Mr. Hong J. Han, since its first use by Nah Nah in 1992. In July 1997, the Trademark was transferred by Nah Nah to N.N.C.S., Inc. ("NNCS"), also a New York corporation wholly-owned by Mr. Han. A logo related to the Trademark was registered by NNCS in April 1998. Mr. Han has caused NNCS to license (the "License") the Trademark and the aforesaid logo to the Company for a period of one year ending May 31, 1999, at a royalty of 3% of the revenues of the Company from the sale of goods bearing the Trademark. Subject to the approval of the Company's Board of Directors, the Company's management may use the Trademark or the related logo on all goods sold by the Company, including goods also bearing one of the Company's other trademarks, all of which goods would be subject to such royalty, and intends to renew the License on an annual basis. However, there is no assurance that any such renewal of the License will actually occur, or will occur on the same terms as in the present License. Royalties in the prior fiscal year were $91,444 under a similar license pursuant to which NNCS waived two-thirds of the royalties. Such royalties were accrued but not paid. The Company considers its rights under the License to be material and a failure to obtain a renewal of the License on reasonable terms for periods following May 31, 1999, would have a material adverse effect on the Company's business.

     SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE. The Company has no evidence that any of the persons mentioned below, each of whom is subject to
Section 16(a) of the Act, has timely filed the reports indicated pursuant to
Section 16(a): Forms 3 and 4: Sam Kaplan, Della Rounick, Martin Bring and William Carone, and Form 4: Mitchell Simbal. Each such person will be advised to timely file a Form 5, in the event such filing is required, for such fiscal year. Reports on Form 5 are required to be filed on or before July 15, 1998.